Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports First Quarter 2009 Financial Results
Beijing, China (August 12, 2009) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (''Qiao Xing Mobile’’ or ''the Company’’), a domestic manufacturer of mobile handsets in China, today announced its unaudited financial results for the three months ended March 31, 2009.
First Quarter 2009 Results
•	Revenues were RMB460.8 million (US$67.4 million) compared to RMB604.5 million in 1Q08

•	Gross margin was 17.9% compared to 31.4% in 1Q08

•	Net income was RMB6.3 million (US$0.9 million) compared to RMB106.3 million in 1Q08

•	Basic and diluted earning per share was RMB0.10 (US$0.01) compared to RMB2.00 in 1Q08
Revenues for the first quarter of 2009 were RMB460.8 million (US$67.4 million), compared with RMB604.5 million in the same period of 2008. The decrease from the first quarter of 2008 was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the first quarter of 2009.
Total handset shipment in the first quarter of 2009 was 762,000 units, compared with 846,000 units in the same period of 2008. The decrease in handset shipments compared to the same period of last year was primarily due to the economic slowdown in China, and the strategic shift to focus on the higher-end VEVA series products. Shipment of the high-end VEVA series products accounted for 30.8% of total shipment in the first quarter of 2009, compared with none in the same period of 2008.
The ASP of handset products decreased to RMB599 (US$88) in the first quarter of 2009, as compared to RMB707 in the first quarter of 2008. The lower ASP compared to the same period last year arose primarily due to price reductions to deal with the economic slowdown in China.
Gross profit in the first quarter of 2009 was RMB82.3 million (US$12.0 million), compared with RMB189.9 million in the same period of 2008. Gross margin was 17.9% in the first quarter of 2009, compared with 31.4% in the same period of 2008. The decrease in gross margin arose primarily due to the decline in ASP.
Selling and distribution (“S&D”) expenses in the first quarter of 2009 were RMB20.7 million (US$3.0 million), compared with RMB16.8 million in the same period of 2008. The increase in S&D expenses was primarily driven by an increase in the headcount of sales personnel.
General and administrative (“G&A”) expenses were RMB12.0 million (US$1.8 million), compared with RMB11.2 million in the same period of 2008. Share-based compensation expenses recognized in G&A were RMB2.7 million (US$0.4 million) in the first quarter of 2009, compared to RMB3.7 million in the first quarter of 2008.

Research and development (“R&D”) expenses were RMB7.0 million (US$1.0 million), compared to RMB5.7 million in the same period of 2008. The higher R&D expenses comparing with the same period of last year was primarily due to higher payroll costs and software license fees.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB3.2 million (US$0.5 million) in the first quarter of 2009, compared to RMB4.4 million in the same period of 2008, primarily because certain options had become fully vested in April 2008, and also because of the appreciation of the RMB against the US$.
Operating income in the first quarter of 2009 was RMB41.3 million (US$6.1 million), compared to RMB152.0 million in the first quarter of 2008.
Net income in the first quarter of 2009 was RMB6.3 million (US$0.9 million), compared to RMB106.3 million in the same period of 2008. Diluted EPS was RMB0.10 (US$0.01), compared with RMB2.00 in the same period of 2008.
Business Outlook
With the improvement in the general economic environment, Qiao Xing Mobile is cautiously optimistic that it will begin to see sequential improvement in its operating results in the quarters ahead.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8329 on March 31, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA, and WCDMA. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series mobile phones and began to open its own retail stores to target the mid income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.

Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,’’ ''anticipate,’’ ''believe,’’ ''continue,’’ ''estimate,’’ ''expect,’’ ''intend,’’ ''is /are likely to,’’ ''may,’’ ''plan,’’ ''potential,’’ ''will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of August 12, 2009, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email:wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,	March 31,
	2008	2009
	RMB	RMB

Assets
Cash	2,907,148	2,948,434
Restricted cash	136,299	74,932
Accounts receivable, net	462,282	483,186
Bills receivable	43,516	750
Inventories	183,169	169,505
Prepayments to suppliers	363,907	318,693
Prepaid expenses and other current assets	38,996	36,586
Deferred income taxes	6,994	4,226
Deferred debt issuance costs, net	34,689	28,210

Total current assets	4,177,000	4,064,522

Property, machinery and equipment, net	167,233	164,648
Land use rights	35,304	35,103
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	22,766	21,576

Total assets	4,522,920	4,406,466

Liabilities, minority interests and shareholders’ equity

Short-term borrowings	983,950	863,950
Accounts payable	52,047	44,085
Prepayments from customers	42,551	34,865
Accrued liabilities	50,014	53,770
Amounts due to related parties	11,155	31,043
Other payables and current liabilities	7,227	20,979
Income taxes payable	38,462	10,275
Embedded derivative liability	124,130	82,186
Convertible notes	206,211	248,311

Total current liabilities	1,515,747	1,389,464

Deferred income taxes	320	255

Total liabilities	1,516,067	1,389,719

Minority interests	92,065	92,821

Shareholders’ equity	2,914,788	2,923,926

Total liabilities, minority interests and shareholders’ equity	4,522,920	4,406,466

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2008	2008	2009
	RMB	RMB	RMB

Revenues	604,455	557,847	460,756
Cost of goods sold	(414,583)	(336,749)	(378,498)

Gross profit	189,872	221,098	82,258
Selling and distribution expenses	(16,761)	(35,388)	(20,740)
General and administrative expenses	(11,232)	(8,838)	(11,988)
Research and development expenses	(5,685)	(8,545)	(6,992)
Amortization of intangible assets	(4,222)	(1,190)	(1,190)
Impairment of intangible assets	—	(26,235)	—

Operating income	151,972	140,902	41,348
Interest income	6,589	4,658	4,185
Interest expense	(13,725)	(65,783)	(68,724)
Foreign exchange gain (loss), net	4,367	1,700	654
(Loss) gain on remeasurement of embedded derivatives	—	(7,774)	42,137
Other income (loss), net	291	1,642	136

Income before income tax expense and minority interests	149,494	75,345	19,736
Income tax expense	(39,076)	(37,395)	(12,665)

Income before minority interests	110,418	37,950	7,071
Minority interests	(4,118)	(3,901)	(756)

Net income	106,300	34,049	6,315

Basic and diluted earnings per share	2.00	0.56	0.10

Weighted average number of shares outstanding	53,028,000	47,610,000	47,610,000